UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.
Commission File Number 0-18121
MAF Bancorp, Inc.

(Exact name of registrant as specified in its charter)
55th Street & Holmes Avenue, Clarendon Hills, Illinois 60514-1500 (630) 325-7300

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑
          Approximate number of holders of record as of the certification or notice date: None
          National City Corporation is filing this Form 15 on behalf of MAF Bancorp, Inc. as successor by merger.
          Pursuant to the requirements of the Securities Exchange Act of 1934, National City Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

National City Corporation
Date: September 4, 2007	By:	/s/ Carlton E. Langer
Carlton E. Langer
Vice President and Assistant Secretary